Exhibit 99.1

CI Financial Completes Acquisition of Four RIA Firms, Capping a Year of Rapid Growth in U.S. Wealth Management

CI’s combined total assets reach record C$228 billion

TORONTO--(BUSINESS WIRE)--January 4, 2021--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX), a diversified global asset and wealth management company, today announced it has completed the acquisition of four U.S. registered investment advisor (“RIA”) firms, boosting its U.S. wealth management assets by approximately US$9.4 billion to US$22 billion.*

The previously announced acquisitions were completed on December 31, 2020, and include RGT Wealth Advisors, LLC (“RGT”) of Dallas, The Roosevelt Investment Group, Inc. (now The Roosevelt Investment Group, LLC; “Roosevelt”) of New York City, Doyle Wealth Management, Inc. (now Doyle Wealth Management, LLC; “DWM”) of St. Petersburg, Florida, and Stavis & Cohen Financial LLC (now Stavis & Cohen Private Wealth, LLC; “SC”) of Houston.

CI strategically entered the U.S. wealth management industry early in 2020 and during the year made 10 direct RIA acquisitions and 13 acquisitions overall (including those by CI’s affiliated RIAs), becoming one of the industry’s fastest-growing RIA platforms.

“In less than a year, we have built a US$22-billion wealth management business with operations across the United States,” said Kurt MacAlpine, CI Chief Executive Officer. “This growth has been driven by CI’s unique value proposition for RIAs, who appreciate our collaborative approach, extensive experience in wealth planning and commitment to holistic, client-centered advice. Our strategy is driven by our firm belief that the financial advisor is more important than ever as clients’ financial lives become increasingly complex.”

The acquisitions have increased CI’s combined assets under management and wealth management assets to a record total of approximately C$228 billion (US$175 billion)*.

RGT serves clients across Texas and the U.S. and has approximately US$4.7 billion in assets. RGT’s accolades include being recognized by Barron’s magazine as one of America’s Best RIA Firms in 2019 and 2020. CI has acquired a majority interest in the company, which is led by Chief Executive Officer Mark Griege.

Roosevelt serves high-net-worth families in the greater New York area and has approximately US$2.9 billion in assets. Roosevelt is led by Co-Chief Executive Officers Adam Sheer and David Sheer.

DWM is a leading wealth management firm in the Tampa Bay area with approximately US$1.2 billion in assets. CI has acquired 100% of DWM, which is led by co-founders Robert Doyle and Jillian Doyle. DWM is also a licensed CPA firm offering tax preparation services to select clients.

SC, led by co-founders Deborah Stavis, Chief Executive Officer, and Eddie Cohen, Chief Investment Officer, focuses on wealth planning services for energy industry executives, business owners and financially independent women. CI has acquired a majority interest in the firm with approximately US$590 million in assets.

CI’s RIA acquisitions are part of its strategic priorities of globalizing the firm and expanding its wealth management platform. As part of its strategy, CI will extend the CI Private Wealth brand, which was recently introduced in Canada to represent its high-net-worth and ultra-high-net-worth advisory businesses, to the United States in the months ahead.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$216 billion (US$166 billion) in client assets as at November 30, 2020. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Stavis & Cohen Private Wealth, LLC and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

*Based on asset levels as at November 30, 2020.

Participation in Barron’s Top 100 RIA Firms ranking is by invitation only and limited to firms that meet the minimum eligibility requirements. As with all Barron’s rankings, the proprietary evaluation formula is not disclosed. Some general guidance on evaluation methodology: Participating firms were evaluated and ranked on a wide range of quantitative and qualitative data, including: assets overseen by the firm, revenue generated by the firm, level of technology spending, number of clients, size of staff, diversity across staff, and placement of a succession plan. The ranking is not indicative of the firm’s past or future performance. Neither RGT nor its executives pay a fee to Barron’s in exchange for the ranking. Barron’s is a registered trademark of Dow Jones & Company, L.P.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

CI Global Asset Management is a registered business name of CI Investments Inc.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
610-415-1145
cifinancial@gregoryfca.com